LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2008	WRITER’S EMAIL aschick@luselaw.com

May 1, 2007

Mr. Todd Schiffman
Assistant Director
Financial Services Group
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	FSB Community Bankshares, Inc., Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-141380

Dear Mr. Schiffman:

On behalf of FSB Community Bankshares, Inc. (the “Company”), we are filing Amendment No. 1 to the Registration Statement on Form SB-2 (the “Amended Form SB-2”). Set forth are the Company’s responses to the staff’s comment letter dated April 13, 2007. For ease of reference the comments have been reproduced below.

General

1.	Provide us with copies of all marketing materials. Upon review, we may have comments.

The Company’s proposed marketing materials are included as Exhibits 99.6 and 99.7 to the Amended Form SB-2.

Cover Page

2.
Expand the statement in the first paragraph regarding your intention to have your stock quoted on the OTC Bulletin Board to disclose the statement you make on pages 16 and 23 that you do not expect an active and liquid trading market to develop. Also expand the disclosure on page 35 to include this disclosure.

The disclosure on the cover page and on page 41 of the prospectus has been revised in response to the comment.

LUSE GORMAN POMERENK & SCHICK
       A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
May 1, 2007

Summary

3.
Reorder the sections of your Summary so that the substantive disclosures on the company and the value of the offered stock to potential purchasers appear before the procedural disclosures on pages 13-15 concerning participating in the offering.

The referenced sections of the “Summary” on pages 14-18 of the prospectus have been re-ordered in response to the comment.

4.	Please include the registrant's website address in the Summary.

The disclosure on page 1 of the prospectus has been revised to include the registrant’s website in response to the comment.

Reasons for the Stock Offering, page 3

5.	Clarify why you chose to make the offering at this time.

Disclosure on page 4 of the prospectus has been added in response to the comment.

6.
Expand your reasons to be more specific. For example, specify your plans for expanding your branch network and, if there are particular products and services you plan to enhance or begin to offer, so state.

Disclosure on page 4 of the prospectus has been added in response to the comment. Fairport Savings Bank (the “Bank”) does not have any current plans to change or modify its existing products or to begin offering new products following the completion of the stock offering. The disclosure at page 4 of the prospectus has been modified to delete references to enhanced products and services.

How We Determined to Offer Between 838,960 Shares and 1,135,000 Shares…page 5

7.
Please expand to be more specific and substantive in your summary of the valuation and to clarify the aspects of your financial condition and results of operations that RP Financial considered most notable in determining the value of FSB Community Bankshares and Fairport Savings Bank. We note in the Valuation Report that RP Financial took many downward adjustments for elements of financial condition and for elements of profitability, growth and viability of earnings. Please briefly describe specific aspects of the valuation that factored into the pricing of this offering. Provide corresponding and expanded disclosure in the main section beginning on page 122.

The disclosure on pages 5 through 7 and 130 through 131 of the prospectus has been supplemented in response to the comment.

LUSE GORMAN POMERENK & SCHICK
       A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
May 1, 2007

Our Officers, Directors and Employees Will Receive Additional Compensation…page 9

8.	Move the disclosure on the consequent reduction in earnings and possible dilution appearing on pages 11-13 to appear before the four paragraphs on OTS regulations.

The referenced sections of the “Summary” on pages 10-14 of the prospectus have been re-ordered in response to the comment.

How We Will Use the Proceeds of this Offering, page 16

9.
Quantify the estimated dollar amounts involved for the various uses of the proceeds to be distributed to Fairport Savings Bank, to the extent practicable. Provide a timetable for the mentioned opening of new branches, expansion of its banking franchise and acquisition plans. If the type of products or loans originated will change, discuss how. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-B both here and in the summary. Please make corresponding changes in the main section.

The disclosure on page 15 of the prospectus has been revised in order to clarify that currently we have not allocated the dollar amounts for the various uses of the net proceeds from the opening. The Company has no plans to change the types of products or loans offered as a result of the completion of the offering, and we hereby confirm to the staff that we will update the prospectus pursuant to Item 504 of Regulation S-B should the use of proceeds change or become more specific prior to the effective date of the Form SB-2.

Risk Factors

The Current Interest Rate Environment Has Had and Will Have An Adverse Effect…page 19

10.
Please limit the background disclosure to just enough information to set the risk in context and state the risk near the top of the risk factor disclosure. You may provide a cross reference to related disclosure elsewhere in the document.

The disclosure on page 21 of the prospectus has been revised in response to the comment.

A Downturn in the Economy May Adversely Affect Our Business, page 22

11.
Revise the heading to relate the risk more specifically to your business. As written, the heading could apply to any business. For example, reference that because all your loans are on real estate in the Rochester market, a downturn in that market would affect the repayment of your loans.

The disclosure on page 22 of the prospectus has been revised in response to the comment.

LUSE GORMAN POMERENK & SCHICK
       A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
May 1, 2007

Selected Consolidated Financial and Other Data

Asset Quality Ratios, page 30

12.
The staff notes that the allowance for loan losses as a percent of non-performing loans for the year ended December 31, 2005 is presented as 827.50%. This disclosure appears to be inconsistent with the disclosure appearing in the table of non-performing assets on page 74 as well as the disclosure appearing on F-16 (Note 3 - Loans) which states that the bank had nonaccrual loans of $70,000 at December 31, 2005. Please revise the disclosure throughout the filing, as applicable.

The disclosure on pages 31, 77 and 80 of the prospectus has been revised in response to the comment.

Capitalization, page 38

13.	Please expand the headnote to disclose the assumptions used in the tabular presentation. Your reference to other assumptions set forth under “Pro Forma Data” is not clear to the reader.

The disclosure on page 44 of the prospectus has been revised in response to the comment.

14.
We noted your reference in note 7 which states that shareholders’ equity equals GAAP capital. Please revise your disclosure to state that this is true based on the company's historical consolidated capitalization at December 31, 2006. Pro Forma total shareholders' equity is calculated based upon the sale of the number of shares of common stock indicated and the assumptions stated in the headnote regarding the presentation of pro forma consolidated capitalization.

The disclosure in note 7 on page 45 of the prospectus has been revised in response to the comment.

15.
We noted your reference in note 8 which states that you issued 100 shares of common: stock to FSB Community Bankshares, MHC in connection with the mutual holding company reorganization in 2005. Please expand the disclosure here and throughout the filing to state if these shares will continue to be considered outstanding after giving effect to the stock offering.

The disclosure on page 45 of the prospectus has been revised to clarify that the 100 shares of common stock currently outstanding will continue to be outstanding following the stock offering.

LUSE GORMAN POMERENK & SCHICK
       A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
May 1, 2007

Pro Forma Data, pages 39-41

16.
Please expand the assumptions to state the amount of shares to be sold to directors, executive officers and their associates. In addition, state that no fee will be paid with respect to shares purchased by the ESOP, directors, executive officers and associates.

We note the staff’s comment and, as discussed with the staff telephonically, respectfully submit that the current disclosure does not require revision as the amount of shares to be purchased by the employee stock ownership plan and the insiders was not an assumption in preparing the pro forma valuation of the Company.

In connection with the stock offering, Sandler O’Neill, the Company’s marketing agent, is being compensated a flat fee of $150,000 for its marketing and advisory services, as opposed to a success fee based upon the number of shares sold in the offering. Accordingly, the amount of shares of common stock to be purchased by the employee stock ownership plan, directors, officers and their associates (which would be netted against the shares sold for purposes of calculating a success fee based upon shares sold) was not an assumption of the independent appraiser, as these purchase amounts have no effect on the expenses of the offering, and therefore, have no impact on the independent pro forma valuation of the Company.

Properties, page 81

17.
Please expand the disclosure to state which properties are owned vs. leased. We noted the disclosure on F-17 (Note 4 - Premises and Equipment) indicating the Penfield and Irondequoit branches are leased premises.

The disclosure on page 87 of the prospectus has been revised in response to the comment.

Benefit Plans

401(k) Plan, page 102

18.
We note the disclosure here states the plan allows employees to contribute from 1% to 100% of their annual salary subject to statutory limitations. This disclosure appears inconsistent with the disclosure presented on F-22 (Note 8 - Retirement Plans) which states that the plan allows employees to contribute 1% to 25% of their annual salary. Please reconcile the disclosure or advise.

The disclosure on page F-22 (Note 8 - Retirement Plans) of the prospectus has been revised in response to the comment.

LUSE GORMAN POMERENK & SCHICK
       A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
May 1, 2007

Experts, page 133

19.
Please expand your disclosure to state if Mengel, Metzger, Barr & Company LLP, resigned, declined to stand for re-election or was dismissed and the date thereof. In addition, state whether the decision to change accountants was recommended or approved by the board of directors or an audit committee of the board of directors. Refer to Item 304 (a)(1)(i & iii).

The disclosure on page 141 of the prospectus has been revised in response to the comment.

20.	As a result of the comment above, please provide a revised letter (i.e. Exhibit 16 letter) from your former accountants.

A revised letter from the Company’s former accountants is being filed as Exhibit 16 to the Amended Form SB-2.

Financial Statements

General

21.	Please note the updating requirements of Item 310(g) of Regulation S-B, if applicable and provide an updated consent in any amendment.

We note the staff’s comment. An updated independent auditors’ consent is being filed as Exhibit 23.2 to the Amended Form SB-2.

Consolidated Statements of Cash Flows, page F-6

22.
We note your disclosure appearing on page 65 which states that during 2006, the company sold $1.2 million in loans. In addition, we note that you present the proceeds from sales of loans as investing activities. Please tell us the basis for your presentation as an investing activity versus an operating activity. Refer to SFAS 102 paragraph 9 and revise as necessary.

Historically, the sale of loans by the Bank has represented a small percentage of its total loan portfolio. Loan sales during 2006 and 2005 represented approximately 0.98% and 0.26% of net loans at December 31, 2006 and 2005, respectively. The Bank does not originate any loans specifically for the purpose of being sold. More recently, based on market conditions and in an effort to mitigate interest rate risk, the Bank has occasionally sold a loan(s). Since loans are not originated for the purpose of being sold, the cash flows from the sale of such loans has been classified as an investing activity in the 2006 and 2005 consolidated statements of cash flows in accordance with paragraph 9 of SFAS 102.

* * *

LUSE GORMAN POMERENK & SCHICK
       A PROFESSIONAL CORPORATION

Mr. Todd Schiffman
May 1, 2007

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments. The Company wishes to request effectiveness of the registration statement promptly following receipt of regulatory approval from the Office of Thrift Supervision. Consequently, we request that any questions or comments with regard to the Amended Form SB-2 should be directed to the undersigned at 202-274-2008 or Steven Lanter at 202-274-2004 as promptly as possible.

Very truly yours,

/s/ Alan Schick

Alan Schick

cc:
Dana C. Gavenda, President and
   Chief Executive Officer
Gary Jeffers, Esq., OTS-Washington, D.C.
Ms. Lane Langford, OTS - Washington, D.C.
Mr. Roger Smith, OTS-Washington, D.C.
Eric Luse, Esq.
Steven Lanter, Esq.